SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS, S.A.

21 April 2006

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 12 ON THE AGENDA:
(To resolve, pursuant to paragraph 4 of article 8 of the Articles of Association, on the parameters applicable in the event of any issuance of bonds convertible into shares that may be resolved upon by the Board of Directors)

Whereas:

A) The convenience of safeguarding the possibility for the Company to strengthen its shareholders' equity, aiming at sizing the same to adequate levels that enable sustaining the Company's future business plans, which requires resorting to public funds on a diversified and broad funding basis;

B) The internationalisation and diversification of the Company's funding sources and shareholding base reinforces the stability and autonomy of the Company, the promotion of which is of the utmost corporate interest;

C) Within this context, it appears convenient to keep options open for a possible new issue, by a wholly owned subsidiary of Portugal Telecom, SGPS, S.A., and possibly with a guarantee or support from the latter, of bonds or other securities to be placed namely with specialised segments of international institutional investors, securities which, under certain conditions, may grant the investors the right of conversion into or exchange for Portugal Telecom, SGPS, S.A.'s ordinary shares (exchangeable securities), thus repeating the experience of two prior issues with considerable international success;

D) In order to preserve such flexibility, it is important to create the legal mechanisms that will enable such wholly owned subsidiary carrying out such issue of exchangeable securities to have access to such ordinary shares of Portugal Telecom, SGPS, S.A. as may be required to fulfil the exchanges that would take place;

E) Within the Portuguese legal framework, and as in the two issues of convertible securities previously undertaken by Portugal Telecom International Finance, B.V., the said capacity of the subsidiary issuing exchangeable securities to have access to the ordinary shares, if and when required, in order to fulfil its obligations for an optional exchange by the investors involves a resolution to issue and place at the service of such international issuance an adequate number of Portugal Telecom, SGPS, S.A.'s convertible bonds that may give rise, at such times and quantities as needed, to new shares;

F) The possibility of implementing said issue also requires, as provided for in the Articles of Association, that the parameters applicable to the issuance of Portugal Telecom, SGPS, S.A.'s convertible bonds supporting the international issuance of exchangeable securities by a subsidiary be henceforth approved by the General Meeting of shareholders, without prejudice to any possible subsequent readjustments;

G) Additional flexibility may be assured by means of a resolution conferring to the Board of Directors the power to decide the time of the issuance, in one or more series;

H) Within the framework of the implementation of Directive 2003/71/EC of the European Parliament and of the Council, of 4 November 2003, on the prospectus to be published when securities are offered to the public or admitted to trading, an amendment to article 359 of the Companies Code in respect of the limit to bond issues is provided for;

We propose that it be resolved:

1) To approve the possible issue by Portugal Telecom, SGPS, S.A. of convertible bonds approved by resolution of the Board of Directors, as provided for in the law and in the Articles of Association, and in accordance with the following principal parameters, without prejudice to any adaptation or development as may be resolved by the Board of Directors, namely considering the final characteristics of the issuance of convertible or exchangeable securities that it may support:

a) Amount of the issue: Up to the maximum aggregate amount of or the currency equivalent of 1,000,000,000 Euros;

b) Interest rate: To be defined in accordance with the market conditions on the date of the issuance;

c) Repayment: A single final maturity at par, with possibility for a provision for early redemption at the option of the issuer, in particular as from the end of the third year;

d) Conversion bases: The number of bonds required for conversion of the bonds' nominal amount in cash into one share shall be determined by the conversion price, calculated by adding a conversion premium to the market price on the domestic stock exchange of one share at the time of the issuance;

The anticipated conversion premium, to be adjusted at the time of the issuance in accordance with market conditions, shall not be less than 20% of the trading price considered, which can, namely, be the Euronext Lisbon closing price for the session immediately before the date of issuance (or of the issuance of the first series), subject to anti-dilution clauses customary in the market;

The conversion price initially defined shall prevail during the whole period of the issue, without prejudice to any possible readjustment by application of anti-dilution clauses customary in the market, in situations regulated in the issuance resolution and under the terms or formulas stipulated therein;

e) Potential capital increase: The maximum number of ordinary shares that can be initially issued in the increase or increases of capital implicit in the resolution of issuance of the convertible bonds may not exceed the equivalent to 10% of Portugal Telecom, SGPS, S.A.'s share capital at the date of the resolution, without prejudice to the possibility of being exceeded at a later time as a result of subsequent readjustments to the conversion price referred to in the foregoing paragraph;

f) Terms of the conversion: The conversion may be requested daily, as from an initial term stipulated in the resolution of issuance, such periods of time stipulated in the resolution of issue being deemed a “conversion period” in accordance with and for the purposes of subparagraph b), paragraph 1 and subparagraph a), paragraph 3 of article 370 of the Portuguese Companies Code;

g) Class: The conversion or exchange shall be made exclusively with ordinary shares;

h) Issue: In one issuance only or in series, as determined by the Board of Directors;

2) To approve forthwith, as a result of the issuance of convertible bonds under the final terms as stipulated, such capital increase or increases as may be required to meet any requests for conversion that may be submitted;

3) That the amount of the issuance provided for in paragraph 1 above be deemed automatically reduced to the amount required to, taking into account the share capital amount at the time of implementation of this resolution by virtue of the implementation of the resolutions taken under items 8, 10 and 11 on the agenda, or of only one or some of such resolutions, assure compliance with issuance limits as legally applicable at the time of each issuance;

4) This resolution is subject to the condition of the publication and coming into effect of a legal statute developing the legal system of rules provided for under Law no. 11/90 of 5 April 1990.

Lisbon, 6 March 2006

The Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2006

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.